EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollar amounts in thousands)	2016	2015	2016	2015
Pretax income before adjustment for income from unconsolidated subsidiaries	$81,566	$48,040	$190,547	$99,026
Add:
Fixed charges	10,321	8,695	27,901	23,837
Adjusted pretax income	$91,887	$56,735	$218,448	$122,863
Fixed charges:
Interest expense	$7,724	$6,690	$20,968	$18,482
Estimate of interest within rental expense	2,597	2,005	6,933	5,355
Total fixed charges	$10,321	$8,695	$27,901	$23,837
Ratio of earnings to fixed charges	8.9	6.5	7.8	5.2